# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zhibao Technology Inc., CIK 0001966750
CUSIP: G989MC106
Title of class of securities: CLASS A ORDINARY SHARES, PAR VALUE $0.0001
Address of issuer's principal executive offices: Floor 3, Building 6, Wuxing Road,, Lane 727, Pudong New Area,, Shanghai, China (F4), 201204
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002058046

## Reporting persons
- Beijing Koala Kunlu Internet Industry Investment Fund (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); sole voting power 3,661,140; shared voting power 0; sole dispositive power 3,661,140; shared dispositive power 0; aggregate amount beneficially owned 3,661,140 (22.2% of the class)
- Wenkai Tian: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 3,661,140; shared voting power 0; sole dispositive power 3,661,140; shared dispositive power 0; aggregate amount beneficially owned 3,661,140 (22.2% of the class)
  Comment: (1) Based on 16,452,020 Class A ordinary shares issued and outstanding and excludes 16,816,692 Class B ordinary shares issued and outstanding as of November 11, 2025. (2) Beijing Koala Kunlu Internet Industry Investment Fund (Limited Partnership) ("Koala") is the record holder of the shares reported herein. Mr. Wenkai Tian is the director of Koala. As such, he may be deemed to have or share voting and dispositive power of the Class A ordinary shares held directly by Koala. Mr. Tian disclaims any beneficial ownership of the reported ordinary shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

## Item 1. Issuer
Name of issuer: Zhibao Technology Inc.
Address of issuer's principal executive offices: Floor 3, Building 6, Wuxing Road, Lane 727, Pudong New Area, Shanghai, China 201204

## Item 2. Person Filing
Name of person filing: Beijing Koala Kunlu Internet Industry Investment Fund (Limited Partnership)
Address of principal business office or, if none, residence: 1-616, 6th Floor, Building 1, No. 42 Gaoliangqiao Xiejie, Haidian District, Beijing, China
Citizenship: Beijing Koala Kunlu Internet Industry Investment Fund (Limited Partnership) is a limited partnership incorporated under the laws of the People's Republic of China. Mr. Wenkai Tian is a citizen of the People's Republic of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,661,140
Percent of class: The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference. As of November 11, 2025, the Reporting Persons may be deemed to beneficially own 3,661,140 shares of the Issuer's Class A ordinary shares, representing 22.2% of the total Class A ordinary shares issued and outstanding. The percentage of Class A ordinary shares held by the Reporting Persons is based on 16,452,020 Class A ordinary shares issued and outstanding and excludes 16,816,692 Class B ordinary shares issued and outstanding as of November 11, 2025.
Sole power to vote or to direct the vote: 3,661,140
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,661,140
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement (filed herewith).

## Signatures
- Beijing Koala Kunlu Internet Industry Investment Fund (Limited Partnership): /s/ Wenkai Tian, Wenkai Tian, Director (12/01/2025)
- Wenkai Tian: /s/ Wenkai Tian, Wenkai Tian (12/01/2025)